FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2012
Commission File Number 1-31318

Gold Fields Limited

(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under
cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as
permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as
permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form,
the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82- _____



MEDIA RELEASE

Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 562 9700
Fax +27 11 562 9838
www.goldfields.co.za

KDC WEST RE-OPENS, YA RONA SHAFT REMAINS CLOSED

Johannesburg, 9 July 2012: Gold Fields Limited (Gold Fields) (JSE, NYSE, NASDAQ Dubai: GFI) reports that the Department of Mineral Resources had agreed to the re-opening of the West section of the Kloof Driefontein Complex (KDC West), except for the Ya Rona Shaft and the first full shift went down with the morning shift today. This follows the re-opening of KDC East on Tuesday last week.

Both KDC East and West were closed by management following the start of a fire at the Ya Rona Shaft on Saturday evening, 30 June 2012, after which five employees tragically lost their lives. The Ya Rona Shaft, which remains subject to a Section 54 Order issued by the Department of Mineral Resources, will stay closed until further notice.

The fire at the Ya Rona Shaft has not yet been extinguished and proto teams continue to attend the scene.

Investor Enquiries

Willie Jacobsz
Tel +27 11 562 9775
Mobile +27 82 971 9238 (SA)
Mobile +1 857 241 7127 (USA)
email Willie.Jacobsz@
goldfields.co.za

Media Enquiries

Sven Lunsche
Tel +27 11 562 9763
Mobile +27 83 260 9279
email Sven.Lunsche@
goldfields.co.za

ends

Notes to editors

About Gold Fields
Gold Fields is one of the world's largest unhedged producers of gold with attributable annualised production of 3.5 million gold equivalent ounces from eight operating mines in Australia, Ghana, Peru and South Africa. Gold Fields also has an extensive and diverse global growth pipeline with four major projects in resource development and feasibility, with construction decisions expected in the next 18 to 24 months. Gold Fields has total attributable gold equivalent Mineral Reserves of 80.6 million ounces and Mineral Resources of 217 million ounces. Gold Fields is listed on the JSE Limited (primary listing), the New York Stock Exchange (NYSE), NASDAQ Dubai Limited, Euronext in Brussels (NYX) and the Swiss Exchange (SWX).

Sponsor: J.P. Morgan Equities Limited

Directors: M A Ramphele (Chair), N J Holland[†]** (Chief Executive Officer), P A Schmidt** (Chief Financial Officer), K Ansah[#], C A Carolus, R Dañino*, A R Hill[≠],
D L Lazaro^, R P Menell, M S Moloko, D N Murray, D M J Ncube, R L Pennant-Rea[†], G M Wilson
[†]British, [≠]Canadian, [#]Ghanaian, *Peruvian, ^Filipino, ** Executive Director
Corporate Secretary: C Farrel

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 9 July 2012

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor
             Relations and Corporate Affairs